UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CROSSTEX ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

22765Y104
(CUSIP Number)

Philip Falcone
450 Park Avenue, 30th Floor
New York, NY 10022
(212) 339-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 22765Y104		Page 2 of 10 Pages

1.	Names of Reporting Persons. HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,205,071
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,205,071
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,205,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 22765Y104		Page 3 of 10 Pages

1.	Names of Reporting Persons. HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,205,071
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,205,071
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,205,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 22765Y104		Page 4 of 10 Pages

1.	Names of Reporting Persons. HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,205,071
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,205,071
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,205,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 22765Y104		Page 5 of 10 Pages

1.	Names of Reporting Persons. PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,205,071
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,205,071
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,205,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person: IN

SCHEDULE 13D
CUSIP No.: 22765Y104		Page 6 of 10 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to Schedule 13D is being filed by the undersigned, pursuant to §240.13d-2(a), to amend the Schedule 13D filed by the Reporting Persons on November 17, 2010, as amended by Amendment No. 1 filed on August 2, 2011 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Crosstex Energy, Inc. (“Crosstex” or the “Issuer”), whose principal executive offices are located at 2501 Cedar Springs, Dallas, TX 75201.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

No material change.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of August 5, 2011 are set forth below:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
Master Fund	2,205,071	4.7%	47,181,084
Harbinger LLC	2,205,071	4.7%	47,181,084
Harbinger Holdings	2,205,071	4.7%	47,181,084
Mr. Falcone	2,205,071	4.7%	47,181,084

*          The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition, of the Shares.

**        This figure is based on 47,181,084 Shares outstanding (as of July 22, 2011, according to the Issuer’s most recent Form 10-Q, filed on August 5, 2011).

(c)       The trading dates, number of Shares acquired or disposed of, and the price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.  These transactions were all effected in the open market through a broker.

(d)        This Item 5(d) is not applicable.

(e)        As of August 5, 2011, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

SCHEDULE 13D
CUSIP No.: 22765Y104		Page 7 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:                      Joint Filing Agreement

Exhibit B:                      Schedule of Transactions

SCHEDULE 13D
CUSIP No.: 22765Y104		Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By: HARBINGER CAPITAL PARTNERS LLC
By: HARBINGER HOLDINGS, LLC, Manager
By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC, Manager

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone Philip Falcone

August 5, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
CUSIP No.: 22765Y104		Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Crosstex Energy, Inc., dated as of August 5, 2011 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. By: HARBINGER CAPITAL PARTNERS LLC
By: HARBINGER HOLDINGS, LLC, Manager
By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC, Manager

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER HOLDINGS, LLC
By:  /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone Philip Falcone

August 5, 2011

SCHEDULE 13D
CUSIP No.: 22765Y104		Page 10 of 10 Pages

EXHIBIT B

SCHEDULE OF TRANSACTIONS

Master Fund

Dates	Shares Acquired or Disposed of	Price per Share
July 27, 2011	(500,000)	13.500
July 29, 2011	(200,000)	14.607
July 29, 2011	(50,000)	14.588
August 1, 2011	(287,000)	15.001
August 2, 2011	(18,000)	15.074
August 2, 2011	(52,000)	14.773
August 3, 2011	(100,000)	13.301
August 3, 2011	(462,700)	13.330
August 3, 2011	(200,000)	13.288
August 4, 2011	(2,886)	13.033
August 4, 2011	(128,770)	12.228
August 4, 2011	(192,400)	12.094
August 5, 2011	(1,173)	11.470
August 5, 2011	(100,000)	10.500
August 5, 2011	(100,000)	10.600